

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

<u>Via E-mail</u>
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Properties, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-4**
> **Filed September 23, 2013**
> **File No. 333-190056**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>FORM S-4/A FILED ON SEPTEMBER 23, 2013</u>

<u>General</u>

1. Please tell us why you did not include the financial information in the American Realty Capital Trust IV, Inc. Form 8-K/A filed July 16, 2013.

2. Please clarify how you have satisfied the updating requirements for your probable acquisitions (i.e. CapLease and GE Portfolio related to American Realty Capital Trust IV, Inc.).

3. Please clarify your basis for not including the probable acquisitions related to Inland and Fortress within your pro-forma financial information.

4.   Reference is made to your responses to comments 1 and 10. As indicated previously, we will review the financial information relating to probable acquisitions by the Company when they are filed. We may have additional comments.

What is the proposed transaction, page vi

5.   We note your response to comment 4. Please tell us the purpose of the column titled "value per share consideration." Also, please explain how the "cash additional consideration" was calculated. If the ARCP shares were only $10/share, please clarify if the tabular example means total additional cash would only be $4.94 for each ARCT IV share.

Certain Prospective Financial Information Reviewed by ARCP and ARCT IV, pages 108 and 119

6.   We note your response to comment 8. Please compare the projections to historical measures for both companies.

American Realty Capital Properties, Inc.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

General

7.   Reference is made to your response to comment 13. Please tell us how you determined that it is appropriate to mark the RBS Citizens, N.A. annual financial information as audited. Further, please revise the Form 10-K and the Form S-4 for American Realty Capital Properties, Inc. to provide financial statements for RBS Citizens, N.A. in the format prescribed by Article 9 of Regulation S-X for the latest three years and any interim period. You may provide only the Balance Sheets, Income Statements and Statements of Equity and omit the Statements of Cash Flows and footnotes to the financial statements. Please include a footnote to the financial statements explaining you have presented the financial statements because the RBS Citizens, N.A. is a parent of the lessees of Citizens Bank properties, which are significant lessees to the company. Further, disclose in the footnote that the financial statements are unaudited, if true. Your footnote may indicate that financial information is publicly available on the FDIC's website.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel